UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661304

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661304

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 20,814,248(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 20,814,248 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,814,248 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%*

14.	Type of Reporting Person (See Instructions): IN

(1)                                 Includes 597,708 shares of Common Stock issuable upon conversion of 71,725 shares of Series E Convertible Preferred Stock. All 20,814,248 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 20,814,248 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 20,814,248 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,814,248 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%*

14.	Type of Reporting Person (See Instructions): BD

(2)                                 Includes 597,708 shares of Common Stock issuable upon conversion of 71,725 shares of Series E Convertible Preferred Stock.. Ronin Capital, LLC is owned and managed by John S. Stafford, III. All 20,814,248 shares beneficially owned by Ronin Capital, LLC are held in a Class C Capital Account of Mr. Stafford, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,494,166(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,494,166 (3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,494,166 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IN

(3)                                 Includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,494,166 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,494,166 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,494,166 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IA

(4)                                 Includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock. 960,833 shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SW Investment Management LLC. 2,533,333 shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SWIM Partners LP. SW Investment Management LLC acts in an investment advisory capacity on behalf of SWIM Partners LP. SW Investment Management LLC is deemed the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,533,333 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 2,533,333 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,333 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): PN

(5)                                 Includes 33,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

Item 1.         Security and Issuer

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017 (the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP relating to the Common Stock, par value $.01 per share, of Peregrine Pharmaceuticals, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)                                 Name:  John S. Stafford, III

Ronin Capital, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Capital, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

(c)                                  John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

Stephen White is the managing partner of SW Investment Management LLC, an Illinois limited liability company and SWIM Partners LP, a Delaware limited partnership, each of which has its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Capital, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Ronin Capital, LLC is the record owner of an aggregate of 20,814,248 shares of Common Stock (includes 597,708 shares of Common Stock issuable upon conversion of 71,725 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $11,062,269 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572, the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515 and the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028).  The source of funds used to purchase such shares was working capital of Ronin Capital, LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

SW Investment Management LLC is the record owner of an aggregate of 3,494,166 shares of Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $325,001.  The source of funds used to purchase such shares was working capital of SW Investment Management LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP is the owner of an aggregate of 2,533,333 shares of Common Stock (includes 33,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $886,138 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).  The source of funds used to purchase such shares was working capital of SWIM Partners LP. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. SW Investment Management LLC is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Item 4.         Purpose of Transaction

Ronin Capital, LLC acquired the above reported shares of Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. John S. Stafford, III is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc.  held of record by Ronin Capital, LLC.

SW Investment Management LLC acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. SW Investment Management LLC is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP each intend to continue to review their respective equity interests in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by it, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his or its assessment of the foregoing factors, each Reporting Person may, from time to time, modify its present intention as stated in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, John S. Stafford, III beneficially owns, as of March 9, 2017, 20,814,248 shares of the Issuer’s Common Stock (includes 597,708 shares of Common Stock issuable upon conversion of 71,725 shares of Series E Convertible Preferred Stock), representing approximately 8.1% of such class of securities. John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

In the aggregate, Stephen White beneficially owns, as of March 1, 2017, 3,494,166 shares of the Issuer’s Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock), representing approximately 1.4% of such class of securities. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of March 9, 2017, 24,308,415 shares of the Issuer’s Common Stock (includes 641,874 shares of Common Stock issuable upon conversion of 77,025 shares of Series E Convertible Preferred Stock), representing approximately 9.4% of the issued and outstanding Common Stock (assuming conversion to Common Stock of only those shares of Series E Convertible Preferred Stock beneficially owned by the Reporting Persons).

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 257,141,534 shares of issued and outstanding Common stock as of December 8, 2016, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended October 31, 2016, and a current conversion rate of 8 and 1/3 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

(b)                                 John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 20,814,248 shares of the Issuer’s Common Stock (includes 597,708 shares of Common Stock issuable upon conversion of 71,725 shares of Series E Convertible Preferred Stock. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

Stephen White has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 3,494,166 shares of the Issuer’s Common Stock (includes 44,166 shares of Common Stock issuable upon conversion of 5,300 shares of Series E Convertible Preferred Stock). Mr. White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC.

(c)                                  Subsequent to the filing of the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

Ronin Capital, LLC

Common Stock:

•                  On March 2, 2017, Ronin Capital, LLC purchased 1,297,925 shares at an average price of $0.62244 per share.

•      On March 2, 2017, Ronin Capital, LLC sold 4,800 shares at an average price of $0.67970 per share.

•      On March 3, 2017, Ronin Capital, LLC sold 150,000 shares at an average price of $0.73677 per share.

•                  On March 6, 2017, Ronin Capital, LLC purchased 12,330 shares at an average price of $0.68897 per share.

•                  On March 7, 2017, Ronin Capital, LLC purchased 492,420 shares at an average price of $0.69832 per share.

•                  On March 8, 2017, Ronin Capital, LLC purchased 886,209 shares at an average price of $0.67463 per share.

•                  On March 9, 2017, Ronin Capital, LLC purchased 500,479 shares at an average price of $0.62975 per share.

Series E Preferred Stock:

•                  On March 2, 2017, Ronin Capital, LLC purchased 14,667 shares at a price of $21.65650 per share.

•                  On March 3, 2017, Ronin Capital, LLC purchased 11,040 shares at a price of $22.12210 per share.

•                  On March 6, 2017, Ronin Capital, LLC sold 46 shares at a price of $22.35 per share.

(d)                              No person other than John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 24,308,415 shares of the Common Stock (includes the shares of Common Stock issuable upon conversion of the shares of Series E Convertible Preferred Stock) reported hereby.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has entered into a joint filing agreement with respect to the transactions being reported on this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	March 10, 2017

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Managing Partner	STEPHEN WHITE

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Partner